Exhibit 24(b)8(o)

June 5, 2020

Lisa J. Flanary

SVP, Chief Growth Officer

Thrivent Financial for Lutherans

625 S. 4th Avenue

Minneapolis, MN 55415

Dear Ms. Flanary:

This letter sets forth the agreement between Thrivent Financial for Lutherans (the “Company”) and Janus Capital Management LLC (the “Adviser”) concerning certain administrative services.

1.        Administrative Services and Expenses. Administrative services for the separate accounts of the Company (the “Accounts”) which invest in Service Shares (the “Shares”) of one or more portfolios (collectively, the “Portfolios”) of Janus Aspen Series (the “Trust”) pursuant to the Participation Agreement between the Company and the Trust dated June 29, 2017 relating to Institutional and Service Shares (the “Participation Agreement”), and for purchasers of variable annuity or life insurance contracts (the “Contracts”) issued through the Accounts, are the responsibility of the Company. Administrative services for the Shares of the Portfolios, in which the Accounts invest, and for purchasers of Shares of the Portfolios, are the responsibility of the Trust. The administrative services the Company intends to provide to the Trust and its Portfolios’ Shares are set forth in Schedule A attached to this letter agreement, which may be amended from time to time.

2.        Service Fee.

a.        In consideration of the anticipated administrative expense savings resulting to the Trust from the Company’s services, the Adviser agrees to pay the Company a fee (“Service Fee”), some of which may come from Portfolio assets pursuant to the terms set forth in Paragraph 3, computed daily and paid monthly in arrears, at an annual rate equal to ___ basis points (___%) of the average monthly value of Shares of the Portfolios held in the Accounts.

Janus Henderson Investors
151 Detroit Street, Denver, CO 80206
T (303) 336 4000
janushenderson.com
Janus Henderson Distributors

Thrivent Financial for Lutherans

                             , 2020

b.        For purposes of this Paragraph 2, the average monthly value of the shares of the Portfolios will be based on the sum of the daily net asset values of the Shares of the Portfolios (as calculated by the Portfolios) on each calendar day in a month divided by the number of calendar days in the month. The Adviser or its affiliates will daily calculate and pay monthly the Service Fee, and will make such payment to the Company. Each payment will be accompanied by a statement showing the calculation of the amounts payable by the Adviser and such other supporting data as may be reasonably requested by the Company. The parties shall work in good faith to promptly resolve any disputes with respect to the payment of Service Fees, provided requests for payments to the Company for periods 180 days or more prior to the current month shall be at the Adviser’s discretion.

c.        If the Company and the Adviser agree to use the National Securities Clearing Corporation (“NSCC”) Mutual Fund Commission Settlement Service (“Settlement Service”) for the transmission of fees and related data, the parties agree to transmit such fees and data in such formats as established by the NSCC from time to time and to otherwise comply with the relevant requirements of the NSCC Rules and Procedures.

3.        Nature of Payments. The parties to this letter agreement recognize and agree that the Adviser’s payments to the Company relate to administrative services to the Trust only and do not constitute payment in any manner for administrative services provided by the Company to the Accounts or to the Contracts, for investment advisory services or for costs of distribution of Contracts or of Shares of the Portfolios, and that these payments are not otherwise related to investment advisory or distribution services or expenses.

4.        Representations and Warranties.

a.        The Adviser represents and warrants that in the event the Trustees of the Trust approve the payment of all or any portion of the Service Fee by the Trust, the Trust will calculate in the same manner the Service Fee to all insurance companies that have entered into Service Fee arrangements with the Adviser and/or the Trust (the “Participating Insurance Companies”).

b.        The Company represents and warrants that: (1) it and its employees and agents meet the requirements of applicable law, including but not limited to federal and state securities law and state insurance law, for the performance of services contemplated herein; and (2) it will not purchase Trust shares of the Portfolios with Account assets derived from tax-qualified retirement plans except indirectly, through Contracts purchased in connection with such plans and that the Service Fee does not include any payment to the Company that is prohibited under the Employee Retirement Income

Thrivent Financial for Lutherans

                             , 2020

Securities Act of 1974, as amended (“ERISA”) with respect to any assets of a Contract owner invested in a Contract using the Portfolios as investment vehicles.

c.        The Company represents, warrants and agrees that: (1) the payment of the Service Fee by the Adviser is designed to reimburse the Company for providing administrative services to the Trust that the Trust would customarily pay and does not represent reimbursement to the Company for providing administrative services to the Contract or Account as described in Section 26 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules and regulations thereunder; (2) no portion of the Service Fee will be rebated by the Company to any Contract owner; and (3) if required by applicable law, the Company will disclose to each Contract owner the existence of the Service Fee received by the Company pursuant to this letter agreement in a form consistent with the requirements of applicable law and will disclose the amount of the Service Fee, if any, that is paid by the Trust.

d.        The Company has procedures in place reasonably designed to ensure the performance of and compliance with the obligations set forth in this Agreement. The Company shall periodically provide the Adviser with the Company’s Financial Intermediary Controls and Compliance Assessment report (“FICCA”), SSAE-16 review, or similar report of independent auditors when available.

e.        The Company acknowledges and agrees that the Adviser, including its officers, directors and personnel, have not acted, or will not act, as a “placement agent” or a “solicitor” for any of the Company’s Contract owners within the meaning of Federal securities laws, as may be amended from time to time.

5.        Indemnification.

a.        The Company agrees to indemnify and hold harmless the Adviser and its directors, officers, and employees from any and all loss, liability and expense resulting from any gross negligence or willful wrongful act of the Company in performing its services under this letter agreement, from the inaccuracy or breach of any representation made in this letter agreement, or from a breach of a material provision of this letter agreement, except to the extent such loss, liability or expense is the result of the Adviser’s willful misfeasance, bad faith or gross negligence in the performance of its duties.

b.        The Adviser agrees to indemnify and hold harmless the Company and its directors, officers, agents and employees from any and all loss, liability and expense resulting from any gross negligence or willful wrongful act of the Adviser in performing its services under this letter agreement, from the inaccuracy or breach of any representation made in this letter agreement, or from a breach of a material provision of

Thrivent Financial for Lutherans

                             , 2020

this letter agreement, except to the extent such loss, liability or expense is the result of the Company’s willful misfeasance, bad faith or gross negligence in the performance if its duties.

6.        Term. This letter agreement will remain in full force and effect for so long as assets of the Portfolios are attributable to amounts invested by the Company, unless terminated in accordance with Paragraph 7 of this letter agreement.

7.        Termination.

a.        Either party may terminate this letter agreement, without penalty, on sixty (60) days’ written notice to the other party.

b.        This letter agreement will terminate at the option of either party in the event of the termination of the Participation Agreement.

c.        This letter agreement will terminate immediately upon the determination of either party, with the advice of counsel, that the payment of the Service Fee is in conflict with applicable law.

8.        Amendment. This letter agreement may be amended only upon mutual agreement of the parties hereto in writing. Any delay in enforcing a party’s rights under this Agreement, or any waiver as to a particular default or other matter shall not constitute a waiver of such party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.

9.        Confidentiality. The Advisor and the Company each agree to keep confidential all terms of this Agreement, and any other information obtained about the other parties as a result of its performing the obligation of this Agreement, and shall not disclose any information to a third party without obtaining prior written consent from the non-disclosing party, except as required by law, regulatory authority, court with proper jurisdiction, or as provided in paragraph 4c. A party may permissibly disclose confidential information to its agent(s) provided such agent owes a duty of confidentiality to the disclosing party or has agreed in writing to keep such information confidential. Notwithstanding the foregoing, each party hereby consents to the inclusion of its name on client lists or similar summaries of fund partners, and requests for proposals.

10.        Assignment. This letter agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns; provided, however, that neither this letter agreement nor any rights, privileges, duties, or obligations of the parties

Thrivent Financial for Lutherans

                             , 2020

may be assigned by either party without the written consent of each party or as expressly contemplated by this agreement , except that the Adviser may assign its obligations under this letter agreement, including the payment of all or any portion of the Service Fee, to the Trust upon thirty (30) days’ written notice to the Company. In the event of an assignment to a third party in connection with the sale or disposition of one or more lines of the Company’s business, a change of control or acquisition of the Company (excluding an assignment, change of control or acquisition as a result of an internal reorganization), the Adviser retains the right to renegotiate the terms of this agreement with the successor entity.

11.        Governing Law. This letter agreement will be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Colorado.

12.        Counterparts. This letter agreement may be executed in counterparts, each of which will be deemed an original but all of which will together constitute one and the same instrument.

If this letter agreement is consistent with your understanding of the matters we discussed concerning administrative expense payments, kindly sign below and return a signed copy to us.

Very truly yours,

JANUS CAPITAL MANAGEMENT LLC

By:
Name:	David R. Kelley
Title:	Vice President

THRIVENT FINANCIAL FOR LUTHERANS

By:
Name:	Lisa J. Flanary
Title:	SVP, Chief Growth Officer

Attachment: Schedule A

Thrivent Financial for Lutherans

                             , 2020

Schedule A

Pursuant to the letter agreement to which this Schedule is attached, the Company will perform some or all of the administrative services including, but not limited to, the following:

1.        Aggregate, process and submit orders for Shares on behalf of Contract owners.

2.        Establish and maintain accounts on behalf of Contract owners and maintain records to reflect the beneficial interest in Shares of Contract owners.

3.        Print and mail to Contract owners copies of the Portfolios’ prospectuses, statements of additional information, proxy materials, periodic fund reports to shareholders and other materials that the Trust is required by law or otherwise to provide to its shareholders.

4.        Staff and maintain a call center to address Contract owner inquiries regarding the Portfolios.

5.        Receive and answer correspondence and assist with completion of forms for existing investors.

6.        Provide other administrative support for the Trust as mutually agreed to by the Company and the Adviser and relieve the Trust of other usual or incidental administrative services provided to individual Contract owners.